October 23, 2009
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: H. Christopher Owings

Re:	Response to Comments of Staff Regarding CenterPoint Energy, Inc.’s Form 10-K
for the Fiscal Year Ended December 31, 2008 and Proxy Statement on Schedule 14A Filed
March 13, 2009 (File No. 001-31447)
Dear Mr. Owings:
     CenterPoint Energy, Inc.’s (the “Company”) response to the comments of the Staff of the Division of Corporation Finance contained in your letter dated September 21, 2009 with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 and the Company’s Proxy Statement on Schedule 14A that was filed on March 13, 2009 is included in the enclosed memorandum of the Company to the Staff. The Company hereby acknowledges in connection with its responses to the Staff’s comments that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact the undersigned (713-207-7425) with any questions or comments you may have regarding the enclosed.

Very truly yours, CenterPoint Energy, Inc.
By:	/s/ Walter L. Fitzgerald
Walter L. Fitzgerald
Senior Vice President and Chief Accounting Officer

cc via facsimile:

Rufus S. Scott
CenterPoint Energy, Inc.

October 23, 2009
CenterPoint Energy, Inc.
Memorandum in Response to Staff Comments
Annual Report on Form 10-K
for the Fiscal Year Ended December 31, 2008
Filed February 25, 2009
Proxy Statement on Schedule 14A
Filed March 13, 2009
(Registration No. 001-31447)
     This memorandum sets forth the responses of CenterPoint Energy, Inc. (the Company) to the comments of the staff (the Staff) of the Securities and Exchange Commission (the Commission) in its comment letter dated September 21, 2009 (the Comment Letter) relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 (the Form 10-K) that was filed on February 25, 2009 and the Company’s Proxy Statement on Schedule 14A (the Proxy Statement) that was filed on March 13, 2009 (File No. 001-31447). For your convenience, we have repeated the comments of the Staff as given in the Comment Letter, and set forth below each comment is the response of the Company. Capitalized terms used in this letter that are not defined have the meanings given to them in the Form 10-K or Proxy Statement, as applicable.
Form 10-K for the Fiscal Year Ended December 31, 2008
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35
Results of Operations, page 22
Comment
1.	We believe that your overview could be enhanced to provide a balanced, executive level discussion through the eyes of management that identifies the most important matters upon which management focus in evaluating financial condition and results of operations and provides a context for the discussion and analysis of your financial statements. It should also provide insight into material opportunities, challenges and risks as well as actions you are taking to address those material opportunities, challenges and risks. Therefore, in future filings please give consideration to providing:
•	An identification and discussion of key variables and other quantitative and qualitative factors necessary for an understanding and evaluation of your business and a discussion of management’s view of the implications and significance of the information; and

•	A discussion and analysis of material uncertainties and known trends that would cause reported financial information not to be necessarily indicative of future operating performance or financial condition to promote an understanding of the quality and potential variability of your earnings and cash flows.
An example of where you could elaborate is by providing a narrative context for the certain factors affecting earnings on page 39.
Company Response
In future filings for CenterPoint Energy, Inc., we will include a discussion of key variables and other factors as well as known trends and uncertainties. This discussion will be located at the beginning of our Executive Summary in Item 7. This discussion in CenterPoint Energy, Inc.’s Form 10-K is expected to be similar to the following, which is based on conditions existing as of the filing of the Form 10-K for the year ended December 31, 2008:
Factors Influencing Our Business
     We are an energy delivery company. The preponderance of our revenues are generated from the gathering, processing, transportation, and sale of natural gas and the transportation and delivery of electricity by our subsidiaries. We do not own or operate electric generating facilities or make retail sales to end-use electric customers. To assess our financial performance, our management primarily monitors operating income and cash flows from our five business segments. Within these broader financial measures, we monitor margins, operation and maintenance expense, interest expense, capital spending and working capital requirements. In addition to these financial measures we also monitor a number of variables that management considers important to the operation of our business segments, including the number of our customers, throughput, use per customer, commodity prices and heating and cooling degree days. We also monitor system reliability, safety factors and customer satisfaction to gauge our performance.
     Performance of our Electric Transmission & Distribution and Natural Gas Distribution business segments is significantly influenced by our number of customers and energy usage per customer. Weather conditions can have a significant impact on energy usage, and we compare our results to weather on an adjusted basis. Recently, we have seen evidence that customers are seeking to conserve in their energy consumption, particularly during periods of high energy prices or in times of economic distress. That conservation can have adverse effects on our results. In many of our service areas, particularly in the Houston area and in Minnesota, we have benefited from strong customer growth that tends to mitigate the effects of reduced consumption. We anticipate that this growth will continue despite recent economic downturns, though that growth may be lower than we have traditionally experienced in these areas. In addition, the profitability of these businesses is influenced significantly by the regulatory treatment we receive from the various state and local regulators who set our electric and gas distribution rates. In our recent rate filings, we have sought rates that help to decouple our results from the impacts of weather and conservation, but such rate mechanisms have not been approved in all jurisdictions. We plan to continue to pursue such decoupling mechanisms in our rate filings.
     Our Electric Transmission & Distribution business segment was significantly impacted during 2008 by Hurricane Ike, which struck our system in September. With a record number of customers out of service following the storm, we estimate that we lost approximately $17 million of revenue from the outages caused by the storm, but we were able to restore service to most customers within a few weeks. It cost more than $600 million to restore service, but we deferred those costs in anticipation of recovery through the regulatory process. In 2009, the Texas legislature enacted new legislation that permits us to seek approval from the Texas Utility Commission to recover those costs. We plan to recover the portion of the costs associated with our distribution system through the issuance of securitization bonds and to recover the restoration costs associated with our transmission system through the normal process for recovering transmission costs.

     Our Field Services and Interstate Pipelines business segments are currently benefiting from their proximity to new natural gas producing regions in Texas, Arkansas, Oklahoma and Louisiana. During 2008, the segments benefited from significantly higher commodity prices which produced greater throughput and revenues for both segments. Strong drilling activity in the new shale producing regions has continued to result in record numbers of well-connects for our Field Services segment. However, with the economic downturn in the latter part of 2008, we saw a reduction in commodity prices that is expected to reduce drilling activity and thereby adversely affect results for both the Field Services and Interstate Pipelines segments going forward. Although reduced drilling activity in the conventional producing regions has slowed the number of well-connects in those areas, the continued interest in the shale plays has kept the number of well-connects in those areas at high levels, despite the declines in commodity prices. Lower commodity prices for both natural gas and natural gas liquids, however, is affecting results in these segments overall. In monitoring performance of the segments, we focus on throughput of the pipelines and gathering systems, and in the case of Field Services, on well-connects.
     Our Competitive Natural Gas Sales and Services business segment contracts with customers for transportation, storage and sales of natural gas on an unregulated basis. Its operations serve customers in the central and eastern regions of the United States. The segment benefits from favorable price differentials, either on a geographic basis or on a time basis. While it utilizes financial derivatives to hedge its exposure to price movements, it does not engage in speculative or proprietary trading and maintains a low value at risk level or VAR to avoid significant financial exposures.
     The nature of our businesses requires significant amounts of capital investment, and we rely on both internally generated cash, borrowings under our credit facilities and issuances of debt and equity in the capital markets to satisfy these capital needs. We strive to maintain investment grade ratings for our securities in order to access the capital markets on terms we consider reasonable. Our goal is to improve our credit ratings over time. A reduction in our ratings generally would increase our borrowing costs for new issuances of debt, as well as borrowing costs under our existing revolving credit facilities. Disruptions in the financial markets, such as occurred in the last half of 2008, can also affect the availability of new capital on terms we consider attractive. In those circumstances companies like us may not be able to obtain certain types of external financing or may be required to accept terms less favorable than they would otherwise accept. For that reason, we seek to maintain adequate liquidity for our businesses through existing credit facilities and prudent refinancing of existing debt. For example, following Hurricane Ike, we took action to obtain an additional bank credit facility for our electric transmission and distribution subsidiary and negotiated an amendment to the debt to EBITDA covenant in our revolving credit facility to better ensure that adequate credit capacity would be available if needed to support storm restoration costs.
     As it did with many businesses, the sharp decline in stock market values during the latter part of 2008 had a significant adverse impact on the value of our pension plan assets. While that impact did not require us to make additional contributions to the pension plan, it significantly increased the pension expense we expect to recognize during 2009. Thus, results of our business segments during 2009, other than our electric transmission and distribution segment, are expected to be impacted by higher pension expense over the year. Pursuant to Texas law, we are permitted to defer higher pension expense for our Electric Transmission and Distribution business segment above 2007 costs for recovery during our next rate proceeding at the Texas Utility Commission.
Impact on Liquidity of a Downgrade in Credit Ratings, page 51
Comment
2.	Please revise to quantify by how much your borrowing costs under your credit facilities would increase in the event of a decline in credit rating. Please also explain by how much your interest rates and cash collateral requirements would increase.
Company Response
In future filings for the Company, we will quantify in this section the impact that a decline in credit rating would have on our borrowing costs and interest rates. This impact was not included in the 2008 Form 10-K as the impact would have been immaterial in the period ended December 31, 2008. In future filings if the impact would be immaterial, we will state such fact.
In regard to the cash collateral requirements, we believe the discussion given in the last paragraph on page 51, which continues on to page 52, and the first paragraph on page 52 in the Form 10-K relating to the CenterPoint Energy Services’ credit thresholds and collateral obligations and the collateral obligations of CERC Corp. as a shipper fully discuss the cash collateral requirements of our contracts with counterparties in the event of a downgrade. In future filings we will place these paragraphs immediately following the revised paragraph provided below to make the impact of a decline in credit ratings more clear. Additionally, we have moved the last sentence of the paragraph relating to CenterPoint Energy Services, which addresses CERC Corp.’s credit threshold, to a new paragraph preceding the CenterPoint Energy Services paragraph.
The following shows an example of the modified paragraph we would expect to include in future filings, based on conditions existing as of the filing of the Form 10-K for the year ended December 31, 2008, along with the revised sequence of the paragraphs discussed above:
     A decline in credit ratings could increase borrowing costs under our $1.2 billion credit facility, CenterPoint Houston’s $289 million credit facility and CERC Corp.’s $950 million credit facility. If our credit ratings or those of CenterPoint Houston or CERC had been downgraded one notch by each of the three principal credit rating agencies from the ratings that existed at December 31, 2008, the impact on the borrowing costs under these bank credit facilities would have been immaterial. A decline in credit ratings would also increase the interest rate on long-term debt to be issued in the capital markets and could negatively impact our ability to complete capital market transactions.
     CERC Corp. and its subsidiaries purchase natural gas under supply agreements that contain an aggregate credit threshold of $100 million based on CERC Corp.’s S&P senior unsecured long-term debt rating of BBB. Upgrades and downgrades from this BBB rating will increase and decrease the aggregate credit threshold accordingly.
     CenterPoint Energy Services, Inc. (CES), a wholly owned subsidiary of CERC Corp. operating in our Competitive Natural Gas Sales and Services business segment, provides comprehensive natural gas sales and services primarily to commercial and industrial customers and electric and gas utilities throughout the central and eastern United States. In order to economically hedge its exposure to natural gas prices, CES uses derivatives with provisions standard for the industry, including those pertaining to credit thresholds. Typically, the credit threshold negotiated with each counterparty defines the amount of unsecured credit that such counterparty will extend to CES. To the extent that the credit exposure that a counterparty has to CES at a particular time does not exceed that credit threshold, CES is not obligated to provide collateral. Mark-to-market exposure in excess of the credit threshold is routinely collateralized by CES. As of December 31, 2008, the amount posted as collateral aggregated approximately $229 million. Should the credit ratings of CERC Corp. (as the credit support provider for CES) fall below certain levels, CES would be required to provide additional collateral up to the amount of its previously unsecured credit limit. We estimate that as of December 31, 2008, unsecured credit limits extended to CES by counterparties aggregate $250 million; however, utilized credit capacity is significantly lower.
     Pipeline tariffs and contracts typically provide that if the credit ratings of a shipper or the shipper’s guarantor drop below a threshold level, which is generally investment grade ratings from both Moody’s and S&P, cash or other collateral may be demanded from the shipper in an amount equal to the sum of three months’ charges for pipeline services plus the unrecouped cost of any lateral built for such shipper. If the credit ratings of CERC Corp. decline below the applicable threshold levels, CERC Corp. might need to provide cash or other collateral of as much as $160 million, the amount depending on seasonal variations in transportation levels.

Proxy Statement on Schedule 14A
Board Organization and Committees; Other Governance Provisions, page 6
Governance Committee, page 7
Comment
3.	Please describe the registrant’s policies for review, approval or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K. See Item 404(b) of Regulation S-K. Please disclose whether any related-party transactions took place.
Company Response
In future filings for the Company, we will describe the Company’s policies for review, approval or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K. The Company’s policies are set forth in the company’s Ethics and Compliance Code, Corporate Governance Guidelines and Governance Committee Charter.
The Ethics and Compliance Code provides that all company employees and directors should avoid actual conflicts of interest as well as the appearance of a conflict of interest. Prior approval is required for any significant financial interest with suppliers, partners, subcontractors, or competitors. Pursuant to the Company’s Corporate Governance Guidelines and the Governance Committee Charter, the Board has delegated to the Governance Committee the responsibility for conducting a review of and resolving any issues with respect to related party transactions and conflicts of interests involving executive officers or directors of the Company or other “related persons” under the applicable rules of the Securities and Exchange Commission.
Each year, all current directors, any director nominees, and all executive officers are required to complete and return to the Law Department a Directors and Officers Questionnaire. At its regularly scheduled meeting in February, and otherwise throughout the year as required, the Governance Committee reviews and discusses information from the Directors and Officers Questionnaires. The Governance Committee reviews information with respect to directors’ current employment, service on other boards, any relationships with the Company, and any related person transactions and conflicts of interests involving directors or executive officers of the Company. In conjunction with this review, the Governance Committee makes recommendations to the full board regarding the independence of each of the Company’s non-employee directors. Directors and executive officers are required to inform the Company immediately of any changes in the information provided following the date of the Directors and Officers Questionnaire.
There were no related party transactions in 2008 that were required to be reported pursuant to Item 404(a) of Regulation S-K.

Compensation Discussion and Analysis, page 20
Stock Ownership Guidelines, page 27
Comment
4.	Please explain how you determined the stock ownership guidelines of four and three times base salary, respectively, for your chief executive officer and the other named executive officers.
Company Response
The stock ownership guidelines were established at their current levels in 2005 by the Board of Directors on the recommendation of the Compensation Committee. The Committee took into consideration a consultant’s survey report of proxy disclosure data relating to stock ownership guidelines at the largest 250 companies, by market capitalization, in the Standard & Poor’s 500 Index. Guideline levels of four times salary for the chief executive officer and three times salary for other executive officers were established as appropriate to achieve the objective of ensuring that the executives’ interests are appropriately aligned with shareholders’ interests for the Company’s common stock. In setting these guidelines the Committee took into consideration the character of the Company’s common stock as a relatively low volatility stock primarily driven by dividend yield. Although we do not conduct formal benchmarking studies of ownership guidelines, the ownership guidelines and the administration of the program are reviewed annually by the Compensation Committee with advice from the Committee’s consultant.
Executive Compensation Tables, page 31
Non-Equity Incentive Plan Awards, page 34
Comment
5.	You have not provided a quantitative and qualitative discussion of all of the terms of the necessary targets to be achieved for your named executive officers to earn their non-equity plan awards. While you have disclosed target for core operating income, you have not disclosed your targets for business service controllable expenses, competitive natural gas sales and services business operating STI results, modified cash flow, composite electric transmission and distribution goals, composite natural gas distribution goals, composite interstate pipeline goals, or composite field services goals. Please disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either at the corporate or individual level are not sufficient. In discussing how likely it will be for the company or its officers to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm. See Question 118.04 of Compliance & Disclosure Interpretations on Regulation S-K at http://www.sec.gov/divisions/corpfin/ guidance/regs-kinterp.htm. Further, please discuss any discretion that may be exercised in granting these awards absent attainment of the stated performance goals.
Company Response
CenterPoint Energy uses a matrix of performance goals for its short term incentive plan in order to help align goals of its most senior executives to those of other employees in the business units. Our primary goals are core operating income for the Company and its operating business segments, as defined and detailed in the Proxy Statement. Each of the named executive officers who are responsible for a business segment shares goals with employees in their business unit. Messrs. Whitlock and Rozzell, who do not have direct responsibility for management of a business segment, have goals tied to composite goals from the operating segments, along with a goal of controlling costs associated with business services. The weighting of these goals for each of our named executive officers is set forth on page 35 of the Proxy Statement.
To avoid complexity in the goal presentation, we did not include in the Proxy Statement certain details of the program that we believed did not have a material impact on the compensation of the named executive officers. Omitted items included the financial targets associated with our competitive gas sales and services business, a goal which amounts to only 3% of the goals for Messrs. Whitlock and Rozzell. We also omitted the specific performance targets for miscellaneous goals in the composite goals for electric transmission and distribution, natural gas distribution, pipelines and field services segments. In future filings, we will supplement the information in our presentation with the following tables, or similar presentations, to ensure that the targets for all goals are quantified in the presentation.
Goal Details:
Business Services Controllable Expenses (described on page 36 of the Proxy Statement)
($ in Millions)

			Actual
Threshold	Target	Maximum	#	%
$209.7	$198.6	$193.4	$186.0	150%

Composite Electric Transmission & Distribution goal (described on page 36 of the Proxy Statement)
($ in Millions)

						Actual
	Threshold	Target	Maximum	Exceptional	Weight	#	%
Financial
Core Operating Income	$364.5	$390.7	$398.7	$417.7	44%	$384.3	88%
Modified Cash Flow	$267.5	$297.9	$320.7		31%	$326.0	150%
Operational Performance
Customer – Phone Response (% calls answered in 30 seconds)	68%	70%	72%		6%	71.3%	133%
Reliability – System Average Interruption Duration Index (SAIDI)	109	104	99		6%	96	150%
Safety
Recordable Incident Rate (RIR)	4.67	4.44	4.20		4%	5.03	0%
Lost Time Incident Rate (LTIR)	1.27	1.21	1.14		4%	0.70	150%
Preventable Vehicle Incident Rate (PVIR)	3.81	3.62	3.43		5%	3.24	150%
Total							116%
Composite Natural Gas Distribution goal (described on page 36 of the Proxy Statement)
($ in Millions)

						Actual
	Threshold	Target	Maximum	Exceptional	Weight	#	%
Financial
Core Operating Income	$207.6	$222.2	$227.0	$237.8	44%	$214.9	75%
Modified Cash Flow	$150.0	$167.2	$180.2		31%	$165.6	95%
Operational Performance
Customer – Phone Response (% calls answered in 30 seconds)	68%	70%	72%		12%	71.3%	133%
Safety
RIR	3.57	3.39	3.21		4%	3.04	150%
LTIR	1.09	1.04	0.98		4%	0.90	150%
PVIR	2.10	2.00	1.89		5%	2.01	95%
Total							95%

Composite Interstate Pipelines goal (described on page 37 of the Proxy Statement)
($ in Millions)

						Actual
	Threshold	Target	Maximum	Exceptional	Weight	#	%
Financial
Core Operating Income	$222.2	$242.0	$247.7	$259.3	44%	$295.9	200%
Modified Cash Flow	$71.3	$89.0	$102.3		19%	$136.5	150%
Operational Performance
Fuel Efficiency Carthage to Perryville Fuel	0.85%	0.80%	0.75%		12.5%	0.60%	150%
Safety
RIR	2.12	2.01	1.91		12.5%	1.49	150%
Environmental Compliance Index	2.45	1.53	0.80		6%	0.30	150%
Customer Service
Customer Satisfaction (scale of 1-5)	4.11	4.21	4.26		6%	4.17	80%
Total							168%
Composite Field Services goal (described on page 37 of the Proxy Statement)
($ in Millions)

						Actual
	Threshold	Target	Maximum	Exceptional	Weight	#	%
Financial
Core Operating Income	$117.4	$127.3	$130.9	$137.0	63%	$162.1	200%
Modified Cash Flow	$(25.8)	$(14.5)	$(6.1)		13%	$13.6	150%
Operational Performance
Receipt Point Pressure	102%	100%	99%		6%	98%	150%
Service Star System Availability	97%	98%	99%		6%	100%	150%
Wells Connects	325	375	410		6%	476	150%
Safety
RIR	2.45	1.96	1.47		6%	0.91	150%
Total							181%

Competitive Natural Gas Sales and Services Business Operating STI Results (BOSR) goal (described on page 36 of the Proxy Statement)
Competitive Natural Gas Sales and Services Business Operating STI Results (BOSR) is defined on page 36 of the Proxy Statement. For employees of our Competitive Natural Gas Sales and Services business unit, funding for short term incentive compensation is based on a percentage of BOSR (6% in 2008). For 2008, BOSR of $52.0 million would have resulted in funding for these employees of $3.12 million, which would have been equivalent to achievement of this goal at the 100% level for Messrs. Whitlock and Rozzell. Actual BOSR for 2008 was $57.4 million, resulting in achievement of this goal at the 110% level.
Exercise of Discretion
Your comment also inquires about the exercise of discretion by the Compensation Committee in making performance awards under the short term incentive plan. As stated on page 24 of the Proxy Statement, the short term incentive plan includes a formulaic payment of performance awards equal to 50% of the funding of the plan. The Compensation Committee exercises discretion in determining all distributions above the formulaic amount for the named executive officers, but performance awards cannot exceed the funded amount under the plan; i.e., the Compensation Committee only exercises discretion with respect to performance awards in excess of the formulaic amount but less than the full funding of the plan for the named executive officers. However, the Compensation Committee has discretion to pay awards that are not tied to performance goals. In future filings we will clarify the Committee’s approach in exercising discretion in making these awards.
Equity Incentive Plan Awards, page 38
Performance Shares, page 38
Comment
6.	You state, “[p]articipants received three separate awards, with vesting of each award based on one of the independent performance objectives listed below.” Please clarify the three separate awards and how each of the performance objectives were used to determine the awards. Please identify the period of time the objectives cover.
Company Response
The total number of performance shares awarded to each named executive officer is detailed in the table at the top of page 38, “Long Term Incentive Plan Awards Granted in February 2008.” The target value of all equity incentive awards granted to each named executive officer is determined as a percentage of the executive’s base salary (200% for the chief executive officer, and 135% for the other named executive officers). That amount is then divided between (i) performance share awards (70% of the total) and (ii) stock awards (30% of the total). The dollar value of the equity incentive awards is converted into the number of shares described in the table based on the average of the high and low market price for the Company’s common stock on the New York Stock Exchange on the date the grants were made.

The performance share awards granted in February 2008 will vest at the end of the performance cycle. The actual number of performance shares each participant will receive at the end of that cycle will be based on performance achieved by the Company over the cycle in relation to each of the three goals set forth on page 39:
1.	Total shareholder return achieved in comparison to 18 companies in the S&P Utility Index as of January 1, 2008. Maximum achievement (150% of target) requires the Company to rank third or higher in that comparison, but no shares would vest if the company ranks below 10th in that comparison (threshold level). For this goal, one third of the target number of performance shares shown on the table at the top of page 38 will vest using linear interpolation between the threshold and maximum achievement levels.

2.	The core operating income reported over the three-year cycle for the award, with maximum achievement (150% of target) being reached if core operating income totals $3.470 billion, but no shares would vest if core operating income is below the threshold level of $3.150 billion. One-third of the target number of performance shares shown on the table at the top of page 38 would vest if core operating income totals $3.370 billion.

3.	The modified cash flow reported over the three-year cycle for the award, with maximum achievement (150% of target) being reached if modified cash flow totals $2.503 billion but no shares would vest if modified cash flow is less than the threshold of $2.183 billion. One-third of the target number of performance shares shown on the table at the top of page 38 would vest if modified cash flow equals $2.403 billion.
In future filings, we will clarify the terms of these awards discussed above.
Potential payments Upon Change in Control or Termination, page 46
Comment
7.	With respect to the potential payments upon termination or change of control, please discuss and analyze how the amounts payable were negotiated and how and why the company agreed to the specified amounts.
Company Response
The change in control agreements are not “negotiated” between the Company and the executives covered by those agreements. Instead, the terms of the agreements and the executives to whom the agreements are offered are approved by the Board of Directors based on the recommendation of the Compensation Committee, with input from the Committee’s consultant. The approved form of agreement is then offered to the designated executives to accept or decline. The Company’s Chief Executive Officer and the Committee’s consultant provide input to the Committee in identifying the participants.
In December 2003, the Compensation Committee of the Board of Directors recommended to the Board the adoption of change in control agreements for selected executives to help ensure the executives’ continued full attention to business needs in the event of any change in control transaction as described in the agreements. Those agreements became effective in January 2004. The amounts payable under the agreement were initially determined based on direction and input from the Committee’s consultant and a review of peer group companies.

Each year the agreements are reviewed by the Committee, with input and review by the Committee’s independent compensation consultant. Although no enhancements have been made to benefits payable under the agreements since the initial approval in 2003, the form of the agreements was revised in 2007, following a review by the Compensation Committee’s consultant, to
(i)	require a reduction of up to 10% of the payment calculated under the agreements if such reduction would avoid triggering the excise tax,

(ii)	reduce the length of change in control protection from three years to two years for certain executives,

(iii)	limit the duration of health and welfare protection to two years,

(iv)	eliminate the extension of the split dollar life insurance and the financial planning benefits, and

(v)	limit the term of the agreements to one year with annual review by the Committee to determine whether to continue the agreements.
The agreements have also been revised to ensure compliance with Section 409A of the Internal Revenue Code.